UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12B-25
                        NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [  ] Form 20-F [  ] Form 11-K
             [X] Form 10-Q [  ] Form N-SAR

For Period Ended: September 30, 2009
                 ----------------------
[   ]    Transition Report on Form 10-K
[   ]    Transition Report on Form 20-F
[   ]    Transition Report on Form 11-K
[ X ]    Transition Report on Form 10-Q
[   ]    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS AS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:

CHINA MEDIA GROUP CORPORATION

Address of Principal Executive Office (Street and Number):

UNIT 1403, 14/F., 194-204 JOHNSTON ROAD, WAN CHAI COMMERCIAL CENTRE, WANCHAI, HONG KONG.
+011 852 3171 1208 (ext. 222)


PART II - Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant hereby represents that it is unable to file its Quarterly
Report on Form 10-Q for the period ended September 30, 2009 without unreasonable effort or expense. The Registrant was not able to complete its Quarterly Report within the necessary period of time. The Registrant further represents that the Form 10-Q will be filed by no later than November 19, 2009, which is the 5th day following the date on which the Form 10-Q was due.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Con Unerkov                      +011 852    3171 1208 (ext. 222)
     ---------------------------      -----------------------------------------
     (Name)                           (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company
 Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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China Media Group Corporation, a Texas corporation, has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

November 12, 2009                    	  China Media Group Corporation
                                          a Texas corporation

                                           By:      /s/ Con Unerkov
                                                    ---------------------------
                                                    Con Unerkov
                                           Its:     Director